SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Nuo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	67059V100	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (1)
14	TYPE OF REPORTING PERSON PN

(1) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Mgmt, L.P. is the general partner.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(2)
14	TYPE OF REPORTING PERSON PN

(2) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Management Company, L.P. is the investment advisor.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,373,845(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,373,845(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,373,845(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(3)
14	TYPE OF REPORTING PERSON PN

(3) Comprised of an aggregate of warrants to purchase 31,489,230 shares of common stock and an aggregate of 22,884,615 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,185,942(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,185,942(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,185,942(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(4)
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of warrants to purchase 28,484,788 shares of common stock and an aggregate of 20,701,154 shares of common stock underlying convertible notes held by Deerfield Private Design Fund II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,363,289(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,363,289(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,363,289(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(5)
14	TYPE OF REPORTING PERSON PN

(5) Comprised of an aggregate of warrants to purchase 32,641,366 shares of common stock and an aggregate of 23,721,923 shares of common stock underlying convertible notes held by Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(6)
14	TYPE OF REPORTING PERSON* PN

(6) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	67059V100	8 of 12 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on August 8, 2015 by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iv) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (v) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Management, Deerfield Special Situations Fund,  Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nuo Therapeutics, Inc. Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II are collectively referred to herein as the “Funds”), as amended by Amendment No. 1 thereto, filed on November 18, 2015 by the Reporting Persons (as amended, the “Schedule 13D”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Scheduled 13D.

Item 4.        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 4, 2015 the Funds and the Company entered into a letter agreement pursuant to which the Facility Agreement was modified (i) to reduce, through December 17, 2015, the minimum cash balance that the Company is required to maintain in a deposit account subject to a security interest in favor of the Funds from $5 million to $1.375 million; and (ii) to extend to December 4, 2015 the date for payment of accrued interest under the Notes that was originally payable on October 1, 2015.  The continued effectiveness of the letter agreement is conditioned upon the Company’s engagement, on or before December 11, 2015, of a chief restructuring officer (a “CRO”) of the Company that is satisfactory to the Funds pursuant to an agreement satisfactory to the Funds.  The failure by the Company to timely retain such a CRO on terms and conditions reasonably acceptable to the Funds, will constitute an immediate default under the Facility Agreement.

The foregoing modifications are intended to permit the Funds and the Company to continue to engage in substantive discussions regarding the Facility Agreement and Notes.  The Funds continue to evaluate their options  with respect to the Facility Agreement and Notes.    Such options and such discussions are likely to include proposals to restructure the Company’s obligations (including its obligations under the Facility Agreement and Notes), either in court or out of court, in a manner that results in a change in control of the Company and/or its assets, and may involve a sale of the Company’s assets (in connection with a court proceeding or otherwise).

There can be no assurance  that the Funds or the Company will agree to further modify the Facility Agreement or the Facility Securities or otherwise pursue any potential transactions described above or in the previously filed Schedule 13D, or that the Funds will not declare an event of default under the Notes and Facility Agreement.  In the event the Company defaults under the Notes or Facility Agreement (as modified or, following December 4, 2015 upon the lapse of the modifications described above), the Funds may exercise their rights, and pursue remedies, available under the Facility Agreement, the Notes, the related security agreement or at law or in equity, including, without limitation, the right to accelerate the indebtedness under the Notes and to foreclose on the Company’s assets.  Any such actions could cause the Company to seek bankruptcy relief.

CUSIP No.	67059V100	9 of 12 Pages

The exercise of the Funds’ rights under the Facility Agreement, Notes, Warrants or related security agreement, or any transactions that the Reporting Persons or their representatives may discuss with the Company may result in the actions specified in Items 4(a) through (j) of Schedule 13D, including, without limitation, the acquisition by the Funds of additional securities of the Company, the disposition by the Funds of securities, an extraordinary corporate transaction (such as a reorganization or liquidation), a sale of the Company’s assets or a substantial portion thereof, material changes in the Company’s present capitalization or other similar actions.

CUSIP No.	67059V100	10 of 12 Pages

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph under the caption “Facility Agreement”:

On December 4, 2015 the Funds and the Company executed a consent letter, pursuant to which the Funds agreed to modify the Facility Agreement (i) to reduce, through December 17, 2015, the minimum cash balance that the Company is required to maintain in a deposit account subject to a security interest in favor of the Funds from $5 million to $1.375 million; and (ii) to extend to December 17, 2015 the date for payment of accrued interest under the Notes that was originally payable on October 1, 2015.

CUSIP No.	67059V100	11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2015

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

CUSIP No.	67059V100	12 of 12 Pages

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact